UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

National CineMedia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

635309107

(CUSIP Number)

Michael D. Cavalier

Executive Vice President, General Counsel and Secretary

Cinemark Holdings, Inc.

3900 Dallas Parkway

Plano, Texas 75093

(972) 665-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Names of Reporting Persons Cinemark Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 43,690,797 shares
	8	Shared Voting Power -0- shares
	9	Sole Dispositive Power 43,690,797 shares
	10	Shared Dispositive Power -0- shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,690,797 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row 25.35%
14	Type of Reporting Person (See Instructions) HC

EXPLANATORY NOTE

This Amendment No. 14 (“Amendment No. 14”) amends the Schedule 13D first filed on March 28, 2011, and as amended subsequently (the “Schedule 13D”), by Cinemark Holdings, Inc. (the “Reporting Person”) with respect to the common stock, par value $0.01 per share of the Issuer (the “Common Stock”). This Amendment No. 14 reflects changes to Items 3, 4 and 5 of the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have their respective meanings under the Schedule 13D.

Item 2.	Identity and Background

The information set forth on Schedule A is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On March 23, 2023, pursuant to the redemption rights in the National CineMedia, LLC Operating Agreement, Cinemark Media, Inc. received 1,720,935 newly issued shares of Common Stock in exchange for 1,720,935 Units of National CineMedia, LLC (the “NCM Units”). No payments were made by or on behalf of any party in connection with the redemption. After giving effect to the redemption Reporting Person, through its indirect wholly-owned subsidiary, Cinemark Media, Inc., does not own any NCM Units.

Item 4.	Purpose of Transaction

The information set forth in Item 3 above is incorporated herein by reference.

Item 4 is hereby amended to add the following:

The Reporting Person acquired the shares of Common Stock referred to in Item 3 of this Amendment No. 14 for investment purposes. Except as set forth above, the reporting person has no present plans or proposals which relate to or would result in any of the events listed in Item 4(a) – (j).

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 3 above is incorporated herein by reference.

Item 5 is hereby amended as follows:

(a) Including the Common Stock referred to in this Amendment No. 14, the Reporting Person, through its wholly-owned subsidiary, Cinemark USA, Inc. and its wholly-owned subsidiary Cinemark Media, Inc., currently may be deemed to beneficially own 43,690,797 shares of Common Stock. Cinemark’s beneficial ownership of 43,690,797 shares of Common Stock equals approximately 25.35% of the Issuer’s issued and outstanding shares of Common Stock on an as-converted basis as of the filing date based upon 172,329,392 shares of Common Stock issued and outstanding as of December 30, 2022, as reported in the Issuer’s Form 10-Q, as amended, filed on November 9, 2022 (after giving effect to the issuances reported pursuant to the the Issuer’s Form 8-K filed on December 2, 2022, and the Issuer’s Form 8-K filed on December 30, 2022).

Neither the filing of this Amendment No. 14 nor any of its contents shall be deemed to constitute an admission that any executive officer or director of the Reporting Person or any of its subsidiaries listed on Schedule A hereto, is the beneficial owner of the Common Stock subject of this Amendment No. 14 for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Schedule A

Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of the Reporting Person are set forth below. All of the persons listed below are citizens of the United States of America, unless otherwise indicated.

Name	Business Address	Present Principal Occupation and Position(s) with Reporting Person
Darcy M. Antonellis	3900 W. Alameda Ave., Suite 1700 Burbank, CA 91505	Director of Reporting Person

Benjamin D. Chereskin	1220 S. Highway 89 Jackson, WY 83001	President, Profile Capital Management LLC Director of Reporting Person

Nancy S. Loewe	2631 SW 172nd Street Burien, WA 98166	CFO—CelLink Director of Reporting Person

Kevin Mitchell	2401 Rose Pointe Athens, TX 75752	Director of Reporting Person

Steven P. Rosenberg	12036 Arbargee Circle Dallas, TX 75230	Manager, SPR Ventures, Inc. Director of Reporting Person

Enrique F. Senior	711 Fifth Avenue New York, NY 10022	Managing Director, Allen & Co. LLC Director of Reporting Person

Carlos M. Sepulveda	12700 Park Central Drive, Suite 1700 Dallas, TX 75251	Chairman of the Board, Triumph Financial Director of Reporting Person

Raymond W. Syufy	150 Pelican Way San Rafael, CA 94901	CEO, Syufy Enterprises Director of Reporting Person

Nina Vaca	5501 Lyndon B. Johnson Freeway, Suite 600, Dallas, TX 75240	Chairman & CEO, Pinnacle Group Director of Reporting Person

Mark Zoradi	2941 Olney Place Burbank, CA 91504	Director of Reporting Person

Sean Gamble	3900 Dallas Parkway Plano, TX 75093	President and CEO Director of Reporting Person

Melissa Thomas	3900 Dallas Parkway Plano, TX 75093	Chief Financial Officer

Valmir Fernandes	3900 Dallas Parkway Plano, TX 75093	President—Cinemark International, L.L.C • Citizen of Brazil

Michael Cavalier	3900 Dallas Parkway Plano, TX 75093	Executive Vice President – General Counsel and Business Affairs; Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2023	CINEMARK HOLDINGS, INC

	By:	/s/ Michael D. Cavalier
	Name:	Michael D. Cavalier
	Title:	Executive Vice President – General Counsel and Business Affairs and Secretary